Exhibit 99.1

Currenc Group Inc. Regains Compliance from Deficiency Notice with Nasdaq

Company Confirms Annual Meeting Requirement Satisfied and Listing Status Maintained

SINGAPORE, SINGAPORE, SINGAPORE March 5, 2026 / EINPresswire.com / — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced that on March 2, 2026, the Company received written notice from the Listing Qualifications Staff of the Nasdaq Stock Market LLC (“Nasdaq”) has determined that the Company has regained compliance from the deficiency notice previously issued on January 12, 2026 regarding its annual meeting requirement.

On January 12, 2026, Nasdaq Listing Qualifications Staff notified the Company that it was not in compliance with Nasdaq Listing Rule 5620(a) because it had not held an annual meeting of shareholders within twelve months of its fiscal year end. The notice, which was publicly disclosed on January 13, 2026, did not have an immediate effect on the listing or trading of the Company’s securities. Details of the original notification are available on the Company’s investor relations website.

Currenc filed its proxy materials and held an extraordinary general meeting of holders of ordinary shares (“EGM”) on February 25, 2026. After reviewing the Company’s proxy materials and subsequent Form 6-K filing announcing the results of the EGM, Nasdaq confirmed that the requirement has been met and the matter has been formally closed.

The Company’s prior press release regarding compliance restoration outlined its intention to address the annual meeting requirement within the permitted timeframe. With the EGM completed and confirmed by Nasdaq, Currenc continues to maintain its listing on the Nasdaq Capital Market.

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including statements regarding the Company’s ability to maintain compliance with Nasdaq’s listing requirements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

Source: Currenc Group Inc.